March 30, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	eRoomSystem Technologies, Inc.;
Fil File No. 0-31037

Ladies and Gentlemen:

In summary of our earlier conversation, and on behalf of eRoomSystem Technologies, Inc. (the “Company”), we acknowledge that there has been some concern expressed over the language used in the initial paragraph of Item 8A of the Company’s annual report on Form 10-KSB/A for fiscal year ended December 31, 2004, and Item 3 of the Company’s quarterly reports on Form 10-QSB/A for the fiscal quarters ended March 31 and June 30, 2005. We further acknowledge that the original filings made on Form 10-KSB for fiscal year 2004 and Form 10-QSB for the first and second quarter of 2005 did not include all of the requisite disclosure as relates to internal control over financial reporting and disclosure controls and procedures. We do, however, believe that despite the language and other issues noted above, our disclosure controls were effective, pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended, for each of the fiscal periods noted above and continue to be effective as relates to successive fiscal periods. We have come to the foregoing conclusion based upon the fact that we have a systematic process, designed by our principal executive and principal accounting officer, whereby our periodic reports are reviewed in detail by each of our members of the board of directors, in conjunction with our executive management, following preparation by our legal and accounting staff.

With respect to our annual report filing on Form 10-KSB for the fiscal year ended December 31, 2005, we anticipate making the following disclosures pursuant to Item 307 of Regulation S-B (Controls and Procedures) and Item 308 of Regulation S-B (Internal Control Over Financial Reporting):

ITEM 8A. CONTROLS AND PROCEDURES.

      We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005, the end of the fiscal period covered by this Annual Report on Form 10-KSB. This evaluation was made under the supervision of our principal executive officer and principal financial officer, and in conjunction with our accounting personnel and legal consultant.

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380

Re: File No. 0-31037
March 30, 2006

We reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the fiscal year covered by this report, as required by Securities Exchange Act Rule 13a-15, and concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management on a timely basis, including our principal executive officer and principal financial officer.

Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed in the reports we filed under the Securities Exchange Act of 1934 within the time periods specified by the Securities and Exchange Commission’s rules and regulations. During the year ended December 31, 2005, there have been no changes in our internal control over financial reporting, or to our knowledge, in other factors, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management’s Report on Internal Control over Financial Reporting

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control framework and processes were designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

      Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380

Re: File No. 0-31037
March 30, 2006

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time. Thus, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our principal executive officer and principal accounting officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we have taken into account the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework in formulating our internal controls.
Management reviewed the results of its assessment with our Audit Committee and the Board of Directors of the Company.

Based upon its assessment, management believes that we maintained effective internal control over financial reporting as of December 31, 2005.

Very truly yours,

/s/ David A. Gestetner
David A. Gestetner

cc: Board of Directors

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380